Robert J. Krueger (313) 465-7452 Fax: (313) 465-7453 rkrueger@honigman.com

VIA EDGAR TRANSMISSION

January 29, 2014

Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549

Re:	Tecumseh Products Company Registration Statement on Form S-4

Ladies and Gentlemen:
On behalf of Tecumseh Products Company, a Michigan corporation, we enclose for filing under the Securities Act of 1933 one copy of a Registration Statement on Form S‑4, including exhibits. A wire transfer in the amount of $20,795.46 in payment of the filing fee has been made to U.S. Bank, N.A. in St. Louis, Missouri.
The shares being registered are Tecumseh Products Company’s Common Shares, no par value, to be offered pursuant to a proposed recapitalization amendment to Tecumseh’s articles of incorporation, subject to shareholder approval, pursuant to which, each outstanding share of non-voting Class A Common Stock will be converted into one Common Share and each outstanding share of voting Class B Common Stock will be converted into one Common Share. Tecumseh Products Company has been subject to the reporting requirements under the Securities Exchange Act of 1934 (file number 0-452) for over 20 years.
The Registration Statement also includes the preliminary proxy statement/prospectus and preliminary proxy cards of Tecumseh in connection with Tecumseh’s Annual Meeting of Shareholders. The copy of the proposed 2014 Omnibus Incentive Plan, required by Schedule 14A, Item 10, Instruction 3, is attached to the preliminary proxy statement/prospectus as Annex C. Some of the information in the proxy statement/prospectus is blank because various determinations, primarily with respect to 2013 performance compensation, are made later in 2014 and the 2013 financial information is not yet finalized and ready for release, but such determinations are expected to be made, such financial information is expected to be finalized and the related disclosures are expected to be added before the proxy materials are expected to be released to shareholders.
The proxy materials are expected to be released to shareholders on or about March 19, 2014. The Company expects to file a registration statement on Form S‑8 to register the shares proposed under the 2014 Omnibus Incentive Plan promptly after the annual meeting of shareholders if shareholders approve the plan.

2290 First National Building · 660 Woodward Avenue ∙ Detroit, Michigan 48226-3506
Detroit ∙ Lansing ∙ Oakland County ∙ Ann Arbor ∙ Kalamazoo

Robert J. Krueger (313) 465-7452 Fax: (313) 465-7453 rkrueger@honigman.com

For your information, we wish to bring to your attention that in 2009, Tecumseh filed a similar Registration Statement on Form S‑4 with respect to a similar recapitalization proposal, which registration statement was reviewed by the staff of the Division of Corporation Finance and was declared effective. The current Registration Statement on Form S‑4 is based, in part, on the prior registration statement.
Please direct your comments or any questions you might have to the undersigned at (313) 465-7452.
Very truly yours,
/s/ Robert J. Krueger
Robert J. Krueger

Enclosure

cc:	The NASDAQ Stock Market (by EDGAR)
James J. Connor
Janice E. Stipp
Michelle O. Wright
Patrick T. Duerr

2290 First National Building · 660 Woodward Avenue ∙ Detroit, Michigan 48226-3506
Detroit ∙ Lansing ∙ Oakland County ∙ Ann Arbor ∙ Kalamazoo